Mark E. Crone Managing Partner mcrone@cronelawgroup.com Joe Laxague Partner jlaxague@cronelawgroup.com

VIA EDGAR

February 08, 2022

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Jane Park

Re:	Meihua International Medical Technologies Co., Ltd. Amendment No. 8 to Registration Statement on Form F-1 Filed February 3, 2022 File No. 333-258659

Dear Ms. Park:

We write on behalf of Meihua International Medical Technologies Co., Ltd. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated February 7, 2022, commenting on the Company’s Amendment No. 8 to its Registration Statement on Form F-1 filed February 3, 2022 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 8 to Form F-1

Capitalization, page 52

1. Please revise your presentation to include indebtness, such as short-term bank borrowings, as part of your capitalization table.

Response: In response to this comment, the Company has amended the Registration Statement to include short term bank borrowings in the ‘Capitalization’ table.

2. Please expand the disclosures for the pro forma column that includes the underwriter’s exercise of the overallotment option in full to disclose your basis for assuming the underwriters will exercise the option in full. Please also address this comment for your dilution presentation.

Response: In response to this comment and based upon consultation with Commission staff, the Company has amended the Registration Statement to remove the pro forma columns that include exercise of the underwriters’ over-allotment option. Information previously reflected in such columns has been summarized in footnotes to the respective tables.

Dilution, page 54

3. Please expand the initial sentence to disclose the dollar amount of net tangible book value in addition to the per ordinary share value.

Response: In response to this comment, the Company has amended the Registration Statement to include the total dollar amount of the Company’s net tangible book value in the first sentence of the “Dilution’ section.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.